SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Pursuant to CVM Instruction 358, Eletrobras hereby reports that today it filed at the CVM a request for registration of the public distribution of up to 2,000,000 (two million) simple debentures, not convertible into shares, in two series, of the second issue of the company, all nominative with individual value of R$ 1,000.00 (one thousand reais) on the Date of Issue ("Offer" and "Debentures", respectively), in the total amount of up to R$ 2,000,000,000.00 (two billion reais), without considering up to 300,000 (three hundred thousand) additional Debentures that may be issued in accordance with article 24 of CVM Instruction 400 ("Additional Debentures") and up to 400,000 (four hundred thousand) additional Debentures that may be issued pursuant to paragraph 2 of article 14 of CVM Instruction 400 ("Additional Debentures"). The debentures will be distributed under the regime of best efforts, with the intermediation of Banco Santander (Brasil) S.A. and Banco BTG Pactual S.A.

The issue was approved by the Board of Directors of the Company at a meeting held on August 23, 2012. The effectiveness of the offer will be subject to, among other factors, market conditions. In due course, the Company will publish a notice to the market, in accordance with article 53 of CVM Instruction 400, containing information on: (i) other details of the offer; (ii) the locations to obtain the prospectus of the offer; (iii) the estimated dates and locations of disclosure; and (iv) the conditions, procedure and the date for completion of the collection procedure of investment intentions. Among other conditions, the offer will only start after the granting of the registration by CVM.

This notice to the market aims merely to disclose to shareholders and the market, facts and events described in compliance with CVM Instruction 358.  Therfore, it is not, a sales effort, promise of sale, offer for sale or acceptance of request for sale of securities.

The company will keep its shareholders and the market in General informed of the evolution of the subject of this announcement.

Rio de Janeiro, August 24, 2012

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.